Mail Stop 3010

November 13, 2009

Mr. Harpreet Sangha
President and Director
Blackrock Resources, Inc.
Unit 222, 6820-188 St.
Surrey, BC, Canada V4N 3G6

> **Re:** **Blackrock Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 12, 2009**
> **File No. 333-153354**

Dear Mr. Sangha:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form 8-K filed November 12, 2009</u>

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1.   Please amend your Item 4.01 Form 8-K filed November 12, 2009 to cover the interim period from the date of engagement of Seale & Beers, CPAs, LLC through November 9, 2009, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K. Please also obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Item 4.01 Form 8-K.

2.   Please amend your filing to note whether you have consulted with M&K CPAs, PLLC for the most recent two years through the engagement date, as outlined in Item 304(a)(2) of Regulation S-K. Please also note that Regulation S-B is no longer applicable. Refer to SEC Release No. 33-8876, effective February 4, 2008.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. The letter required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant